Exhibit 99.1

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

F-1

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31,	June 30,
	2025	2025
	(Unaudited)
ASSETS
Current Assets:
Cash	$676,588	$933,826
Restricted cash	125,107	145,739
Fixed deposits	2,703,164	2,654,150
Accounts receivable, net	13,147,199	12,280,554
Notes receivable	-	29,544
Advance to suppliers, net	967,751	781,590
Inventories	1,709,583	1,513,758
Loans receivable	3,515,050	1,000,000
Prepaid expenses and other current assets, net	643,705	600,927
Total current assets	23,488,147	19,940,088

Non-current assets:
Non-current accounts receivable	598,851	517,810
Non-current loan receivable	29,877,077	3,515,050
Property and equipment, net	5,273,352	2,633,046
Intangible assets, net	524,588	522,560
Right-of-use asset, net	131,736	-
Deferred tax assets, net	784,701	690,158
Other non-current assets	90,381	15,779
Total non-current assets	37,280,686	7,894,403

Total Assets	$60,768,833	$27,834,491

LIABILITIES AND EQUITY
Current Liabilities:
Bank borrowings	$8,351,354	$7,501,467
Accounts payable	6,734,957	4,075,878
Notes Payable	213,408	-
Advance from customers	328,340	926,830
Taxes payable	3,061,171	3,268,416
Due to related parties	183,746	210,490
Lease liability	52,306	-
Other payables and other current liabilities	1,427,481	963,789
Total current liabilities	20,352,763	16,946,870

Non-current Liabilities:
Non-current bank borrowings	3,129,980	3,073,227
Non-current lease liability	110,260	-
Total non-current liabilities	3,240,240	3,073,227

Total Liabilities	23,593,003	20,020,097

Commitments and Contingencies	-	-

Equity:
Ordinary shares (par value $0.01 per share, 5,000,000 shares authorized, 187,480 shares issued and outstanding as of June 30, 2025) *	-	1,875
Class A Ordinary Shares (par value $0.01 per share, 4,500,000 shares authorized, 1,233,120 shares issued and outstanding as of December 31, 2025) *	12,331	-
Class B Ordinary Shares (par value $0.01 per share, 500,000 shares authorized, 154,360 shares issued and outstanding as of December 31, 2025) *	1,544	-
Subscription receivable	(1,699)	(1,699)
Additional paid-in capital	36,819,401	6,831,401
Statutory reserves	800,096	800,096
(Deficit)/Retained earnings	(56,525)	525,406
Accumulated other comprehensive loss	(333,180)	(279,104)
Total shareholders’ equity of the Company	37,241,968	7,877,975
Non-controlling interests	(66,138)	(63,581)
Total Equity	37,175,830	7,814,394

Total Liabilities and Equity	$60,768,833	$27,834,491

*	The shares data are presented on a retroactive basis to reflect the 100 to 1 share consolidation (Note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended December 31,
	2025	2024

Revenues：
Project revenues	$6,229,321	$4,451,937
Retail revenues	54,862	264,908
Total revenues	6,284,183	$4,716,845
Cost of revenues	(4,700,000)	(3,875,916)
Gross profit	1,584,183	840,929

Operating expenses:
Selling and marketing	288,404	423,228
General and administrative	1,671,937	1,464,679
Provision for expected credit losses	438,499	135,456
Total operating expenses	2,398,840	2,023,363

Loss from operations	(814,657)	(1,182,434)

Other income (expenses):
Interest expense	(178,974)	(205,482)
Other income, net	264,069	194,583
Total other income (expenses), net	85,095	(10,899)

Loss before income taxes	(729,562)	(1,193,333)

Income tax benefit	(146,263)	(67,418)

Net loss	(583,299)	(1,125,915)
Less: net loss attributable to non-controlling interests	(1,368)	(877)
Net loss attributable to ordinary shareholders	$(581,931)	$(1,125,038)

Comprehensive loss
Net loss	$(583,299)	$(1,125,915)
Foreign currency translation loss	(55,265)	(33,981)
Total comprehensive loss	(638,564)	(1,159,896)
Comprehensive loss attributable to non-controlling interests	(2,557)	(342)
Comprehensive loss attributable to ordinary shareholders	$(636,007)	$(1,159,554)

Loss per ordinary share
– Basic and diluted *	$(2.57)	$(6.38)

Weighted average number of ordinary shares outstanding
– Basic and diluted *	226,610	176,282

*	The shares data are presented on a retroactive basis to reflect the 100 to 1 share consolidation (Note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares*		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Shares	Amount	receivable	capital	reserves	earnings	loss	equity	interests	equity
Balance as of June 30, 2024	170,000	$1,700	$(1,699)	$2,236,677	$755,100	$1,583,977	$(258,907)	$4,316,848	$(61,851)	$4,254,997
Shares issued in connection with initial public offering	17,480	175	-	4,597,235	-	-	-	4,597,410	-	4,597,410
Net loss	-	-	-	-	-	(1,125,038)	-	(1,125,038)	(877)	(1,125,915)
Appropriation to statutory reserve	-	-	-	-	6,889	(6,889)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(34,516)	(34,516)	535	(33,981)
Balance as of December 31, 2024 (unaudited)	187,480	$1,875	$(1,699)	$6,833,912	761,989	452,050	$(293,423)	$7,754,704	$(62,193)	$7,692,511

	Ordinary Shares*		Class A Ordinary Shares*		Class B Ordinary Shares*		Subscription	Additional paid-in	Statutory	Retained Earnings/	Accumulated other comprehensive	Total Shareholders’	Non- controlling	Total
	shares	Amount	shares	Amount	shares	Amount	receivable	capital	reserve	(Deficit)	loss	Equity	interests	equity

Balance as of June 30, 2025	187,480	$1,875	$-	$-	-	$-	$(1,699)	$6,831,401	$800,096	$525,406	$(279,104)	$7,877,975	$(63,581)	$7,814,394
Shares re-designated and re-classified	(187,480)	(1,875)	33,120	331	154,360	1,544	-	-	-	-	-	-	-	-
Issuance of common stock in private placement	-	-	1,200,000	12,000	-	-	-	29,988,000	-	-	-	30,000,000	-	30,000,000
Net loss	-	-	-	-	-	-	-	-	-	(581,931)	-	(581,931)	(1,368)	(583,299)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(54,076)	(54,076)	(1,189)	(55,265)
Balance as of December 31, 2025 (unaudited)	-	-	1,233,120	$12,331	154,360	$1,544	$(1,699)	$36,819,401	$800,096	$(56,525)	$(333,180)	$37,241,968	$(66,138)	$37,175,830

*	The shares data are presented on a retroactive basis to reflect the 100 to 1 share consolidation (Note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Six Months Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(583,299)	$(1,125,915)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	206,954	218,547
Gain on disposal of property and equipment	672	(17,245)
Provision for expected credit losses	438,499	135,456
Deferred tax benefit	(80,923)	(46,935)
Non-cash expense	14,859	-
Changes in operating assets and liabilities:
Accounts receivable	(1,231,877)	713,032
Notes receivable	29,768	149,390
Advance to suppliers	(67,692)	(39,082)
Inventories	(166,075)	6,779
Prepaid expenses and other current assets	(113,429)	(45,089)
Accounts payable and notes payable	507,154	42,896
Advance from customers	(609,020)	156,632
Taxes payable	(264,740)	(219,118)
Due to related parties	(30,303)	(522)
Other payables and other current liabilities	451,476	329,605
Net cash (used in) provided by operating activities	(1,497,976)	258,431

Cash flows from investing activities:
Loans to third parties	(29,877,077)	(4,515,050)
Proceeds from repayment of loans receivable from third parties	1,000,000	-
Purchases of property and equipment	(59,446)	(42,177)
Construction in progress	(437,018)	-
Proceeds from disposal of property and equipment	349	24,236
Net cash used in investing activities	(29,373,192)	(4,532,991)

Cash flows from financing activities:
Proceeds from loans	3,758,023	56,044
Repayments of loans	(3,054,273)	(47,370)
Proceeds from issuance of ordinary shares	29,877,077	-
Net proceeds from initial public offering	-	5,227,732
Net cash provided by financing activities	30,580,827	5,236,406

Effect of foreign exchange rate on cash	12,471	(2,449)

Net (decrease) increase in cash and restricted cash	(277,870)	959,397
Cash and restricted cash at the beginning of the period	1,079,565	230,997
Cash and restricted cash at the end of the period	$801,695	$1,190,394

Reconciliation of cash and restricted cash
Cash	$676,588	$1,094,269
Restricted cash	125,107	96,125
Total cash and restricted cash per the statements of cash flows	$801,695	$1,190,394

Supplemental disclosures of cash flow information:
Interest paid	$178,974	$202,787
Income taxes paid	$755	$124

Non-cash transactions:
Operating right-of-use assets recognized for related operating lease liabilities	$159,285	$-
Construction in progress costs included in accounts payable	$2,260,143	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

LI BANG INTERNATIONAL CORPORATION INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –BUSINESS DESCRIPTION

Li Bang International Corporation Inc. (“Li Bang International”) was incorporated in the Cayman Islands on July 8, 2021. Li Bang International and its subsidiaries (collectively, the Company”) is in the business of designing, developing, producing and selling stainless steel commercial kitchen equipment to its customers in China under its “Li Bang” brand. Additionally, the Company provides its customers with comprehensive services, from commercial kitchen design in the early stage to equipment installation and after-sales maintenance.

Initial Public Offering (the IPO”)

On October 23, 2024, Li Bang International completed its IPO and was listed on the Nasdaq Capital Market. It issued 1,520,000 (15,200 shares post share consolidation) Ordinary Shares with a par value of $0.0001 ($0.01 post share consolidation) per share and at $4.00 (US$400 post share consolidation) per share, with gross proceeds of $6.1 million. On November 14, 2024, Li Bang International issued 228,000 (2,280 shares post share consolidation) additional shares for the over-allotment, with par value of $0.0001 ($0.01 post share consolidation) per share and at $4.00 ($400 post share consolidation) per share, with gross proceeds of $0.9 million. After deducting the underwriting discounts, the Company received total net proceeds of approximately $5.4 million.

The Company’s corporate structure as of December 31, 2025 is as follows:

F-6

Below is an overview of the Company’s principal subsidiaries as of December 31, 2025:

Legal Entity	Place of Incorporation	Date of Incorporation	Percentage of beneficial ownership	Principal activities
Li Bang International Hong Kong Holdings Limited (“Li Bang HK”)	Hong Kong, China	July 26, 2021	100%	Holding company
Jiangsu Li Bang Intelligent Technology Co., Limited (“Li Bang Intelligent Technology” or “WFOE”)	Jiangsu, China	August 18, 2021	100%	No business operations
Suzhou Deji Kitchen Engineering Co., Limited (“Suzhou Deji”)	Jiangsu, China	April 8, 2010	100%	Sell stainless steel commercial kitchen equipment, as well as offer comprehensive services such as equipment installation and after-sales maintenance.
Wuxi Li Bang Kitchen Appliance Co., Limited (“Wuxi Li Bang”)	Jiangsu, China	May 18, 2007	100%	Design, develop, manufacture, and sell stainless steel commercial kitchen equipment, as well as offer comprehensive services from early-stage kitchen design to equipment installation and after-sales maintenance.
Li Bang Kitchen Appliance Co., Limited (“Li Bang Kitchen Appliance”)	Jiangsu, China	March 22, 2019	100%	Sell stainless steel commercial kitchen equipment, as well as offer comprehensive services such as equipment installation and after-sales maintenance.
Yangzhou Bangshijie Kitchen Appliance Co., Ltd. (“Yangzhou Bangshijie”)	Jiangsu, China	December 2, 2019	90%	Sell stainless steel commercial kitchen equipment, as well as offer comprehensive services such as equipment installation and after-sales maintenance.
Nanjing Bangshijie Kitchen Appliance Co., Ltd. (“Nanjing Bangshijie”)	Jiangsu, China	November 25, 2015	95%	Sell stainless steel commercial kitchen equipment, as well as offer comprehensive services such as equipment installation and after-sales maintenance.

Adoption of Dual-Class Share Structure

On June 27, 2025, the Company’s shareholders approved an amendment to the memorandum and articles of association to adopt a dual-class share structure. All of the then issued and outstanding ordinary shares of par value $0.0001 ($0.01 post share consolidation) each were re-designated into Class A ordinary shares of par value $0.0001 ($0.01 post share consolidation) each; 50,000,000 (500,000 shares post share consolidation) of the then authorized but unissued ordinary shares were re-designated into Class B ordinary shares of par value $0.0001 ($0.01 post share consolidation) each; and all of the remaining authorized but unissued ordinary shares were re-designated into Class A ordinary shares of par value $0.0001 ($0.01 post share consolidation) each. Under the new structure, the Company’s share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share carries one (1) vote per share, and each Class B Ordinary Share carries fifteen (15) votes per share on all matters submitted to shareholders for approval.

Concurrent with the adoption of the dual-class structure, the Company redeemed an aggregate of 15,436,000 (154,360 shares post share consolidation) ordinary shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issued an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. Mr. Huang Feng (“Mr. Huang”), Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li (“Ms. Li”), director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. As of the date of this report, Mr. Huang and Ms. Li beneficially own all the Company’s outstanding Class B shares and control a vast majority of our total voting power.

F-7

Effective November 21, 2025, the new Class A ordinary shares began trading on the Nasdaq Capital Market, replacing the previously listed ordinary shares. The Class B ordinary shares are not listed on any exchange. As of the date of this report, the authorized share capital of the Company is $50,000 divided into 450,000,000 (4,500,000 shares post share consolidation) Class A Ordinary Shares of par value of $0.0001 ($0.01 post share consolidation) each and 50,000,000 (500,000 shares post share consolidation) Class B Ordinary Shares of par value of $0.0001 ($0.01 post share consolidation) each.

NOTE 2 – LIQUIDITY

As reflected in the accompanying unaudited condensed consolidated financial statements, the Company reported net loss of $583,299 and $1,125,915 for the six months ended December 31, 2025 and 2024, respectively.

In assessing its liquidity, management monitors and analyzes the Company’s cash flow requirements, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company’s working capital requirements are influenced by the level of the Company’s operations and timing of accounts receivable collections. As of December 31, 2025, the Company had cash of approximately $0.7 million and outstanding bank loans of approximately $11.5 million.

On February 13, 2026, the Company entered into a sales agreement (the “Sales Agreement”) with a sales agent. Pursuant to the terms of the Sales Agreement, the Company may from time to time issue and sell, through the sales agent, up to $20 million of the Company’s Class A ordinary shares, par value $0.0001 ($0.01 post share consolidation) per share. The Company sold 166,646,300 (1,666,463 shares post share consolidation) ordinary shares via an at-the-market program under the Sales Agreement and raised $7.72 million in net proceeds. Based on the Company’s current operating activities, management believes the operating activities and existing funds can provide sufficient liquidity for the Company to meet its working capital requirement for at least 12 months through December 31, 2026.

The accompanying condensed consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying condensed consolidated financial statements do not include any adjustments related to the recoverability and or classification of the recorded asset amounts and or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the U.S. of America (“U.S. GAAP”) and the rules and regulations of the Securities Exchange Commission (“SEC”). All adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made. While these condensed consolidated financial statements are prepared in accordance with US GAAP, they do not include all the information required for annual financial statements and should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Form 20-F for the year ended June 30, 2025.

Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All transactions and balances between the Company and its subsidiaries were eliminated upon consolidation.

Non-controlling interests

Non-controlling interests (“NCIs”) are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests are a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively.

F-8

Use of estimates

In preparing the condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for expected credit loss, the valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax positions and realization of deferred tax assets. Actual results could differ from those estimates.

Share Consolidation

Upon the effectiveness of the share consolidation on March 27, 2026, every 100 issued and outstanding ordinary shares of par value of $0.0001 each are automatically consolidated into 1 issued and outstanding ordinary share of par value of $0.01 each. Any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number. The par values and the authorized shares of the ordinary shares were adjusted as a result of the share consolidation. All numbers of shares and per share data presented in the consolidated financial statements and related notes have been retroactively restated to reflect the share consolidation stated above (see Note 15).

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China. China’s Deposit Insurance Regulation requires banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB500,000 (US$71,136) for each bank.

Restricted cash

Restricted cash consists of guarantee that is not freely available for immediate use. It’s the amount the Company puts aside and holds to ensure project performance. With the progress of the project, the liability under this guarantee is discharged and the restricted cash is converted within three months after the end of the reporting period. The Company presents restricted cash in the balance sheet as a current asset.

Accounts receivable and expected credit losses

Accounts receivable is presented net of an allowance for estimated credit losses. The Company follows ASC 326, Credit Losses (“ASC 326”) to account for its trade receivables and related expected credit losses. Considering the payment period in the contract, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses a one-year period as the basis for the separation of current and non-current accounts receivable.

The Company signs contracts with its customers and provides products according to the sales contract or sales list. The payment clause in the sales contracts generally stipulates that customers will pay 90% to 97% of the total contract price after acceptance, and 3% to 10% after the expiration of the warranty period (that ranges from 1 to 5 years) in accordance with industry practice. For accounting purposes, the Company records an accounts receivable (the “warranty retainage”) for the 3% to 10% outstanding balance upon delivery of the underlying products. The Company recognizes receivables with payment terms of more than one year as agreed in the sales contract as non-current accounts receivable, principally the warranty retainage and other payments according to the contract.

In accordance with ASC 326, the Company maintains an allowance for credit losses and records the allowance for expected credit losses, if warranted, as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customer’s receivables (the “CECL model”). In determining the amount of the allowance for expected credit losses, the Company considers not only the input from its CECL model but also the historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from its customers. Actual credit losses and related allowance are written off as incurred.

F-9

Notes receivable

Notes receivable are trade accounts receivable from customers where the customers’ banks guaranteed the underlying payment to the Company. The notes receivable are non-interest bearing and generally range from three to six months from the date of issuance. The balance of notes receivable was nil and $29,544 as of December 31, 2025 and 2024, respectively.

Advances to suppliers, net

Advances to suppliers consist of balance paid to suppliers for inventories that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance.

Inventories

Inventories consist of raw materials, work in progress and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. There was no allowance for inventory as of December 31 and June 30, 2025.

Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized and amortized over the remaining useful life of the related asset. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Direct costs that are related to the construction of property and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2025 and June 30, 2025, construction in progress were primarily consisted of (i) the construction of a new manufacturing facility, and (ii) improvements to existing buildings.

Estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	10-20 years
Computer and office equipment	3-10 years
Machinery and equipment	3-10 years
Vehicles	4-5 years
Construction buildings	10-20 years
Building improvement	5-10 years

Intangible assets, net

Intangible assets consist of land use rights purchased from third parties and they are initially recorded at cost and amortized on a straight-line basis over their estimated economic useful lives of 50 years.

F-10

Impairment of long-lived assets

The Company reviews long-lived assets, including definite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value (“FV”) based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Other income (expenses), net” in the consolidated statements of loss and comprehensive loss. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and no longer depreciated. No impairment of long-lived assets was recognized for the six months ended December 31, 2025 and 2024, respectively.

Fair value of financial instruments

FASB ASC 820, “Fair Value Measurement,” requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology that are unobservable.

Unless otherwise disclosed, the FV of the Company’s financial instruments (that include cash, restricted cash, accounts receivable, notes receivable, loans receivable, advances to suppliers, inventories, prepaid expenses and other current assets, short-term bank loans, accounts payable, advances from customers, due to related parties, taxes payable, and other payables and other current liabilities) approximate their FV due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at FV only if they were determined impaired

Notes payable

Notes payable represents the amount as per bank acceptance bill issued by the Company to settle its payment obligation to its supplier. Notes payable is non-interest bearing and generally range from three to six months from the date of issuance. The balance of notes payable was $213,408 and nil as of December 31, 2025 and June 30, 2025, respectively. As of the date of this report, notes payable as of December 31, 2025 have been fully settled.

F-11

Lease

ASC 842 requires lessees to recognize a right-of-use (“ROU”) asset and corresponding lease liability on the Consolidated Balance Sheets for all leases. The Company determines if an arrangement is a lease at inception of the arrangement and if such lease will be classified as an operating lease or a finance lease. As of December 31, 2025, all of the Company’s leases are accounted for as operating leases.

ROU assets are the Company’s right to use an underlying asset for the lease term and lease liabilities are the Company’s obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Most leases do not provide an implicit interest rate; therefore, the Company used its incremental borrowing rate based on the information available at the inception date to determine the present value of the lease payments. Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease cost for lease payments is recognized on a straight-line basis over the lease term. All ROU assets are reviewed for impairment annually. There was no impairment of the Company’s ROU assets as of December 31, 2025.

Revenue recognition

In accordance with FASB ASC 606, “Revenue from Contracts with Customers”, the Company recognizes revenue for the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the service transfers to the customer. Under ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

The Company’s revenue is divided into two categories: project revenue, that is, contracts signed through bidding to sell and install kitchen equipment according to the customer’s needs; and retail revenue, which is mainly to purchase individual kitchen equipment from other suppliers and sell it to former or new customers who learned about the Company’s products in other ways. Revenues are the consideration the Company is entitled to in exchange for the promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Group recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. The Company also evaluates whether it is appropriate to record the gross amount of goods and services sold and the related costs. If the Company receives an advance from a customer, such advance is recorded as advances from customers.

Project sales:

The Company signs contracts with customers and provides products according to the sales contract or sales list. The customer issues a product check and acceptance document after checking the quantity and quality of the products received and installed. Revenue is recognized when the Company receives confirmation of product acceptance. Revenues are recorded net of value-added tax and discounts.

The Company provides design services including equipment configuration plans, detailed mechanical and electrical graphic designs, kitchen drawings and assisting customers with passing inspections. The design services are normally completed in five days and are inseparable from project sales. The detailed mechanical plans, electrical design and kitchen drawings are specifically detailed for the Company’s customized equipment and installation. These services are interdependent and never transferred to the customer on their own. Customers do not have the option to purchase these services separately due to the customization of each project. Accordingly, these services are not considered separate performance obligations, and no revenue is recognized for these services under ASC 606 until the project is complete.

The Company provides on-site installation and maintenance services and according to the contracts, the customers do not have the option to purchase these services separately. The warranty does not provide the customers with a service in addition to the assurance the product complies with agreed-upon contract specifications and is considered an assurance warranty. The after-sales services and the warranty are not considered separate performance obligations and no revenue is associated with these services under ASC 606.

F-12

Retail sales:

Retail revenue is generated by the Company when retail sales of products occur without a signed contract on a retail basis. Retail sales usually occur when prior customers need to replace or add individual products. Retail customers usually purchase the products by WeChat or telephone with the salesperson. In addition, there are customers who come directly to the factory to purchase products. The Company identifies the fulfillment of its obligation when transferring the product and issuing the VAT invoice to the customer at which time revenue is recognized. Revenues are recorded net of value-added tax, business taxes and discounts.

Cost of revenues

Cost of revenues consists primarily of the cost of merchandise sold, delivery cost and installation fees, that are directly attributable to the sale of certain designated products.

General and administrative expenses

General and administrative expenses are mainly payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rent.

Selling expenses

Selling expenses are mainly payroll and commissions for employees involved in the sales and distribution functions, and freight out.

Interest expenses

Interest expense is interest on short- and long-term borrowings.

Other income, net

Other income, net includes primarily income from various incidental business activities that is not accounted for as revenue from contracts with customers under ASC 606. It mainly consists of interest income, government subsidies, gains or losses on disposal of non-current assets and other miscellaneous non-operating items. Other income is recognized in the consolidated statements of operations on an accrual basis when earned, and presented separately from operating revenue to distinguish core business performance from non-core activities.

Mainland China employee contribution plans

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various statutory employee benefits, including medical, maternity, workplace injury, and unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to contribute to the plan based on percentages of employees’ salaries. Total expenses the Company incurred for the plan were $117,949 and $121,845 for the six months ended December 31, 2025 and 2024, respectively.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended December 31, 2025 and June 30, 2025. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are also recognized for carry-forward loses that can be used to offset taxable income in the future. A valuation allowance is provided for net deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain

F-13

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2025 and June 30, 2025.

Value-added tax (“VAT”)

The VAT rate for revenue from providing products is 13%. VAT is reported as a reduction of revenue when incurred. Entities that are VAT taxpayers may offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. The Company records a VAT payable or receivable net of payments in the balance sheets. All VAT returns filed by the Company’s subsidiaries in the PRC, are subject to examination by the tax authorities for five years from the date of filing.

Loss per share

The Company computes loss per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net loss available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a net loss, diluted securities are not included as they would be anti-dilutive. For the six months ended December 31, 2025 and 2024, there were no dilutive securities.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of equity but are excluded from net loss. Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company not using the U.S. dollar as its functional currency.

Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s condensed consolidated financial statements are reported using the U.S. dollar (“US$” or “$”). The unaudited condensed consolidated statements of loss and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contributions. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of loss and comprehensive loss.

F-14

The value of the RMB against the US$ fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the condensed consolidated financial statements:

	December 31,	June 30,	Six months ended December 31,
	2025	2025	2025	2024
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss
RMB:1USD	7.0288	7.1586	7.1048	7.1373

Segment reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM was identified as the CEO, who reviews operating income (loss) presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance. Based on the management’s assessment, the Company determined it has only one operating segment and therefore one reportable segment as defined by ASC 280. There are no reconciling items between segment information and consolidated financial information.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s consolidated statements of operations and notes thereto.

The measure of segment assets is reported in the balance sheet as total consolidated assets. The Company’s assets are substantially all located in the PRC and substantially all the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

Statements of cash flows

In accordance with FASB ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are reported based upon the local currencies and then translated at average translation rates for the periods presented. As a result, assets and liabilities changes reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Significant risks

Currency risk

Most of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation to affect the remittance.

As of December 31, 2025 and June 30, 2025, all cash balances held in PRC banks are covered by insurance.

Concentration and credit risk

Currently, all the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

F-15

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable, notes receivable, advances to suppliers and amount due from related parties. A portion of the Company’s sales are credit sales which are to customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to most clients of the Company are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. As of December 31, 2025, $6.71 million or 38% of the Company’s accounts receivable were from state-owned enterprises. As of June 30, 2025, $9.3 million or 58% of the Company’s accounts receivable were from state-owned enterprises.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk principally on floating rate borrowings, and the risks due to changes in interest rates is not considered material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs. Considering that there is no sign of inflation in China’s current economic environment, this risk should not affect the Company’s operations.

Other uncertainty risks

The Company’s major operations are in the PRC. Accordingly, the political, economic, and legal environment in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s operations in the PRC are subject to considerations and risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws, this may not be indicative of future results.

Related parties

A party is considered related to the Company if it directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

F-16

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company does not believe adoption of this new guidance would have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Total trade accounts receivable	$17,450,300	15,911,272
Less: allowance for expected credit losses	(3,704,250)	(3,112,908)
Total accounts receivable, net	13,746,050	12,798,364
Accounts receivable - current	13,147,199	12,280,554
Accounts receivable - non-current	$598,851	517,810

Accounts receivable — non-current is the non-current portion of warranty retainage as of December 31 and June 30, 2025.

	December 31,	June 30,
Non-current portion of warranty retainage by due date	2025	2025
	(Unaudited)
1-2 years	$262,346	$336,519
2-3 years	122,525	56,542
3-4 years	17,479	4,568
>4 years	196,501	120,181
Total	$598,851	$517,810

As of December 31, 2025 and June 30, 2025, warranty retainage included in total accounts receivable was approximately $3.0 million and $2.8 million, respectively.

	December 31,	June 30,
Warranty retainage by due date	2025	2025
	(Unaudited)
Within 1 year	$2,364,440	$2,321,940
1-2 years	262,346	336,519
2-3 years	122,525	56,542
3-4 years	17,479	4,568
>4 years	196,501	120,181
Total	$2,963,291	$2,839,750

The movement of the allowance for expected credit losses is as follows:

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Balance at June 30	$(3,112,908)	$(2,561,803)
Current period addition	(528,145)	-
Reversal of allowance	-	151,398
Foreign exchange difference	(63,197)	21,953
Balance at December 31 (unaudited)	$(3,704,250)	$(2,388,452)

F-17

NOTE 5 – ADVANCE TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Advance to suppliers for products and services	$1,273,121	1,175,059
Less: allowance for expected credit losses	(305,370)	(393,469)
Advance to suppliers, net	$967,751	781,590

The movement of the allowance for expected credit losses was as follows:

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Balance at June 30	$(393,469)	$(254,612)
Current period addition	94,345	(175,053)
Foreign exchange difference	(6,246)	2,181
Balance at December 31 (unaudited)	$(305,370)	$(427,484)

NOTE 6 – INVENTORIES

Inventories consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Raw materials	$355,280	360,097
Finished goods	1,258,129	1,012,182
Work in progress	96,174	141,479
Inventories	$1,709,583	1,513,758

The Company reviews its inventories periodically to determine if reserve is necessary for slow-moving inventory or if a write-down is necessary when the carrying value exceeds net realizable value. For the six months ended December 31, 2025 and 2024, there was no provision for slow-moving or obsolete inventory.

F-18

NOTE 7 – LOANS RECEIVABLE

Loans receivable consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
WELL FANCY DEVELOPMENT LTD. (1)	$221,050	$283,050
HAMASEN INTERNATIONAL CONSULTANCY LIMITED (2)	468,000	600,000
LIBRA APPRAISAL LIMITED (3)	400,000	500,000
GIANT IMAGE LIMITED (4)	2,192,000	2,832,000
OIC CORPORATE SERVICES LIMITED (5)	234,000	300,000
Jiangyin Huiheng Investment Co., Ltd. (6)	29,877,077	-
Total loans receivable	33,392,127	4,515,050
Less: current portion	3,515,050	1,000,000
Total non-current loans receivable	$29,877,077	$3,515,050

(1)	Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $283,050, with interest of 5% to WELL FANCY DEVELOPMENT LTD., a third-party (the “Well Fancy Agreement”) from October 28, 2024 to September 27, 2025. In accordance with the Well Fancy Agreement, the principal shall be repaid by September 27, 2025 by a third-party company, Suzhou Yufengyuan Food Distribution Co., Ltd. (Yufengyuan). On September 30, 2025, the Well Fancy Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Yufengyuan made a payment of $62,000 to Li Bang International in October 2025. The remaining loan balance of $221,050 will be repaid no later than October 30, 2026. All other terms remain in effect.

(2)	Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $600,000 with interest of 5% to HAMASEN INTERNATIONAL CONSULTANCY LIMITED, a third-party (the “Hamasen Agreement”) from October 28, 2024 to October 27, 2025. In accordance with the Hamasen Agreement, the principal shall be repaid by October 27, 2025 by a third-party company, Jiangsu Youbiqi Trading Co., Ltd. (Youbiqi). On September 30, 2025, the Hamasen Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $132,000 to Li Bang International in October 2025. The remaining loan balance of $468,000 will be repaid no later than October 30, 2026. All other terms remain in effect.

(3)	Pursuant to a multi-party loan agreement executed on October 28, 2024, Li Bang International provided a loan of $500,000 with interest of 5% to LIBRA APPRAISAL LIMITED, a third-party (the “Libra Agreement”) from October 28, 2024 to October 27, 2025. In accordance with the Libra Agreement, the principal shall be repaid by October 27, 2025 by Youbiqi. On September 30, 2025, the Libra Agreement was amended with the execution of a supplemental agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $100,000 to Li Bang International in October 2025. The remaining loan balance of $400,000 will be repaid no later than October 30, 2026. All other terms remain in effect.

(4)	Pursuant to a multi-party loan agreement executed on October 28, 2024 and November 18, 2024, Li Bang International provided two loans of $2,000,000 and $832,000 to GIANT IMAGE LIMITED, a third-party (the “Giant Image Agreement”) for one year, carrying interest at 5%. In accordance with the Giant Image Agreement, $2,000,000 shall be repaid by October 27, 2025 and $832,000 shall be repaid by October 17, 2025 by Youbiqi. On September 30, 2025, the Giant Image Agreement was amended with the execution of a supplementa1 agreement that extended the due date of the outstanding principal. Youbiqi made a payment of $640,000 to Li Bang International in October 2025. The remaining loan balance of $2,192,000 will be repaid no later than October 30, 2026. All other terms remain in effect.

(5)	Pursuant to a multi-party loan agreement executed on November 14, 2024, Li Bang International provided a loan of $300,000 with interest of 5% to OIC CORPORATE SERVICES LIMITED, a third-party (the “OIC Agreement’) from November 14, 2024 to October 13, 2025. In accordance with the OIC Agreement, the principal shall be repaid by October 13, 2025 by Yufengyuan. On September 30, 2025, the OIC Agreement was amended with the execution of a supplementa1 agreement that extended the due date of the outstanding principal. Yufengyuan made a payment of $66,000 to Li Bang International in October 2025. The remaining loan balance of $234,000 will be repaid no later than October 30, 2026. All other terms remain in effect.

(6)	On December 26, 2025, Li Bang Intelligent Technology provided a loan of RMB 210 million ($29,877,077) with an interest rate of 5% to Jiangyin Huiheng Investment Co., Ltd. (Jiangyin Huiheng), a third-party, with a contract term from January 1, 2026 to December 31, 2027. According to the loan agreement, the principal amount shall be repaid by December 31, 2027. Prior to the expiry of the loan agreement, the Jiangyin Huiheng and Li Bang Intelligent Technology shall negotiate whether to renew the loan contract.

F-19

As of the date of this report, loans receivable was $33,392,127. Of this total, $455,050 will be repaid by Yufengyuan, $3,060,000 by Youbiqi and $29,877,077 by Jiangyin Huiheng.

NOTE 8 – FIXED DEPOSITS

Fixed deposits are time deposits placed with banks with a maturity date over one year. Interest earned is recorded as interest income in the statements of (loss) income and comprehensive (loss) income. As of December 31, 2025, the Company’s time deposits were RMB19,000,000 ($2,703,164); and mature in May 2026.

Fixed deposits consisted of the following:

		As of December 31, 2025 and June 30, 2025
No.		Principal Amount	Interest Rate	Deposit date	Maturity date
		RMB
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/10	2026/05/10
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,000,000	3.200%	2023/05/11	2026/05/11
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	8,000,000	3.200%	2023/05/12	2026/05/12
	Total	19,000,000

NOTE 9 – PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost less accumulated depreciation, consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Buildings and improvements	$4,061,449	$3,987,807
Computer and office equipment	137,254	151,668
Machinery and equipment	1,897,170	1,807,141
Vehicles	820,921	806,036
Construction in process	2,869,159	132,516
Subtotal	9,785,953	6,885,168
Less: accumulated depreciation	(4,512,601)	(4,252,122)
Property and equipment, net	$5,273,352	$2,633,046

For the six months ended December 31, 2025 and 2024, depreciation was $199,414 and $211,041, respectively.

F-20

Construction in process consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Intelligent kitchen manufacturing facility (1)	$2,531,499	$-
Office building floor addition (2)	320,829	132,516
Office building first-floor renovation (3)	16,831	-
Total	$2,869,159	$132,516

(1)	In September 2025, the Company officially began construction of its intelligent kitchen production facility located in Gushan Town, Jiangyin. The facility is a four-story building (with no basement) with a total floor area of 32,086 square meters and expected to commence operations in June 2026. With a total investment of approximately RMB 200 million, the intelligent kitchen production facility aims to expand production capacity and advance the Company’s strategic in intelligent manufacturing. Upon completion and full ramp-up, the facility is expected to produce approximately 5,000 sets of intelligent kitchen equipment annually.

(2)	In March 2025, the Company began construction of an additional floor on its office building located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Wuxi City, Jiangsu Province. The estimated total investment is RMB 2,600,000 ($369,907), and the construction is expected to complete in June 2026.

(3)	In July 2025, the Company began renovation work on the first floor of its office building located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province. The estimated total investment is approximately RMB 350,000 ($49,795), with completion anticipated in June 2026.

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Land use rights	$762,114	$748,296
Less: accumulated amortization	(237,526)	(225,736)
Intangible assets, net	$524,588	$522,560

For the six months ended December 31, 2025 and 2024, amortization was $7,540 and $7,505, respectively.

Estimated future amortization is as follows as of December 31, 2025:

12 months ending December 31,	Amortization
2026	$15,242
2027	15,242
2028	15,242
2029	15,242
2030	15,242
Thereafter	448,377
Total	$524,588

F-21

NOTE 11 – BANK BORROWINGS

The Company’s total bank borrowings are as following:

No.		December 31, 2025 (Unaudited)	June 30, 2025	Annual Interest Rate	Contract term
		RMB	RMB
(1)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	1,450,000	1,450,000	3.500%	2024/03/18-2027/03/18
(2)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,500,000	5,500,000	3.500%	2024/03/19-2027/03/19
(3)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,250,000	5,250,000	3.500%	2024/03/19-2027/03/19
(4)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	-	5,000,000	3.800%	2024/03/20-2025/07/01
(5)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	450,000	450,000	3.800%	2024/03/21-2027/03/20
(6)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	750,000	750,000	3.800%	2024/03/21-2027/03/20
(7)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	3,600,000	3,600,000	3.500%	2024/03/21-2027/03/20
(8)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	5,000,000	5,000,000	3.500%	2024/03/21-2027/03/20
(9)	Jiangyin Rural Commercial Bank	10,000,000	10,000,000	3.650%	2025/03/03-2026/03/02
(10)	China Merchants Bank Co., Ltd.	-	2,700,000	4.480%	2025/06/10-2025/08/21
(11)	Jiangsu Bank Co., Ltd.	3,000,000	3,000,000	3.500%	2025/05/29-2026/05/28
(12)	Jiangsu Bank Co., Ltd.	1,000,000	1,000,000	3.100%	2025/06/11-2026/06/10
(13)	Jiangsu Bank Co., Ltd.	4,000,000	4,000,000	3.100%	2025/06/11-2026/06/10
(14)	Jiangyin Rural Commercial Bank	10,000,000	10,000,000	3.650%	2025/03/03-2026/03/02
(15)	Jiangyin Rural Commercial Bank	18,000,000	18,000,000	3.650%	2025/05/06-2026/05/05
(16)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	4,000,000	-	2.800%	2025/11/11-2026/11/11
(17)	Jiangsu Suzhou Rural Commercial Bank Co., Ltd	1,000,000	-	2.800%	2025/11/17-2026/11/11
(18)	China Merchants Bank Co., Ltd.	2,700,000	-	4.480%	2025/11/20-2026/09/28
(19)	Jiangyin Rural Commercial Bank	1,000,000	-	3.500%	2025/10/15-2026/01/15
(20)	Jiangyin Rural Commercial Bank	2,000,000	-	3.500%	2025/12/15-2026/03/02
(21)	Jiangyin Rural Commercial Bank	2,000,000	-	3.500%	2025/12/22-2026/03/02
	Total bank loans	80,700,000	75,700,000
	Less: current portion	58,700,000	53,700,000
	Long-term loans	22,000,000	$22,000,000

	Total bank loans (USD)	11,481,334	10,574,694
	Less: current portion (USD)	8,351,354	7,501,467
	Long-term loans (USD)	3,129,980	3,073,227

(1)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($298,771) and RMB 27.7 million (approximately $3.94 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB1.45 million ($206,294) on March 18, 2024. The loan matures on March 18, 2027, and the principal is repayable in a single lump sum upon maturity.

(2)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($298,771) and RMB 27.7 million (approximately $3.94 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5.50 million ($782,495) on March 19, 2024. The loan matures on March 19, 2027, and the principal is repayable in a single lump sum upon maturity.

F-22

(3)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($298,771) and RMB 27.7 million (approximately $3.94 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5.25 million ($746,927) on March 19, 2024. The loan matures on March 19, 2027, and the principal is repayable in a single lump sum upon maturity.

(4)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million ($298,771) and RMB27.7 million (approximately $3.94 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5 million ($698,461) on March 20, 2024. The loan was fully repaid on July 1, 2025.

(5)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($298,771) and RMB 27.7 million (approximately $3.94 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 0.45 million ($64,022) on March 21, 2024. The loan matures on March 20, 2027, and the principal is repayable in a single lump sum upon maturity.

(6)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million ($298,771) and RMB27.7 million (approximately $3.94 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB0.75 million ($106,704) on March 21, 2024. The loan matures on March 20, 2027, and the principal is repayable in a single lump sum upon maturity.

(7)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB 2.1 million ($298,771) and RMB 27.7 million (approximately $3.94 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB 3.6 million ($512,178) on March 21, 2024. The loan matures on March 20, 2027, and the principal is repayable in a single lump sum upon maturity.

(8)	On December 30, 2021, Suzhou Deji entered into two credit facilities of RMB2.1 million ($298,771) and RMB27.7 million (approximately $3.94 million) with Jiangsu Suzhou Rural Commercial Bank to finance its working capital requirements. Suzhou Deji drew RMB5 million ($711,359) on March 21, 2024. The loan matures on March 20, 2027, and the principal is repayable in a single lump sum upon maturity.

(9)	On March 3, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank with a maturity date of March 2, 2026. The loan is guaranteed by Mr. Huang Feng and Ms. Li Funa. The loan was fully repaid on March 2, 2026.

(10)	On June 10, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($377,169) from China Merchants Bank Co., Ltd. and a maturity date of June 10, 2026. The loan was fully repaid August 21, 2025.

(11)	On May 30, 2024, Li Bang Kitchen Appliance obtained a working capital loan of RMB3 million ($426,815) from Jiangsu Bank Co., Ltd. and a maturity date of May 29, 2025. On May 28, 2025, Li Bang Kitchen Appliance extended the loan to May 28, 2026. The principal is repayable in a single lump sum upon maturity. The loan is collateralized by real estate, land use rights and patents.

(12)	On June 11, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB1 million ($142,272) from Jiangsu Bank Co., Ltd., and a maturity date of June 10, 2026. The principal is repayable in a single lump sum upon maturity. The loan is collateralized by real estate, land use rights and patents.

(13)	On June 11, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB4 million ($569,087) from Jiangyin Rural Commercial Bank and due on June 10, 2026. The principal is repayable in a single lump sum upon maturity. The loan is guaranteed by Mr. Huang Feng and collateralized by real estate and land use rights.

F-23

(14)	On March 3, 2025, Wuxi Li Bang obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and due on March 2, 2026. The loan is guaranteed by Mr. Huang Feng and Ms. Li Funa. The loan was fully repaid on February 27, 2026.

(15)	On May 6, 2025, Wuxi Li Bang obtained a working capital loan of RMB18 million (approximately $2.5 million) from Jiangyin Rural Commercial Bank and due on May 5, 2026, and the principal is repayable in a single lump sum upon maturity. The loan is guaranteed by Mr. Huang Feng and collateralized by real estate. On April 23, 2026, the loan was renewed, with the maturity date extended to April 21, 2027.

(16)	On November 11, 2025, Suzhou Deji obtained a working capital loan of RMB 4 million (approximately $ 569,087) from Jiangsu Suzhou Rural Commercial Bank Co., Ltd., and a maturity date of November 11, 2026. The principal is repayable in a single lump sum upon maturity. The loan was guaranteed by Mr. Huang Feng.

(17)	On November 11, 2025, Suzhou Deji obtained a working capital loan of RMB 1 million (approximately $ 142,272) from Jiangsu Suzhou Rural Commercial Bank Co., Ltd., and a maturity date of November 11, 2026. The principal is repayable in a single lump sum upon maturity. The loan was guaranteed by Mr. Huang Feng.

(18)	On November 20, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB2.7 million ($0.38 million) from China Merchants Bank Co., Ltd., and a maturity date of September 28, 2026. The principal is repayable in a single lump sum upon maturity.

(19)	On March 3, 2025, Wuxi Li Bang entered into a credit facility of RMB5 million ($711,359) with Jiangyin Rural Commercial Bank to finance its working capital requirements, with a term of one year (“RMB5M credit facility”). Wuxi Li Bang drew down RMB 1 million ($142,272) on October 15, 2025. The loan was fully repaid on January 3, 2026.

(20)	From the RMB5M credit facility, Wuxi Li Bang drew down RMB 2 million ($284,544) on December 15, 2025. The loan was fully repaid on March 2, 2026.

(21)	From the RMB5M credit facility, Wuxi Li Bang drew down RMB 2 million ($284,544) on December 22, 2025. The loan was fully repaid on March 2, 2026.

NOTE 12 – OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Payroll payable	$1,276,472	$813,223
Interest-free borrowing from third parties	80,100	80,100
Accrued expenses	66,800	65,589
Other	4,109	4,877
Other payables and other current liabilities	$1,427,481	$963,789

NOTE 13 — LEASE

On June 12, 2025, the Company entered into a lease agreement with Jiangyin Gushan Investment Co., Ltd. for a land use right to construct an intelligent kitchen manufacturing facility. The leased land is located on Fuqian East Road, Gushan Town, covering an area of 13,335 square meters and is zoned for industrial use. The lease term is from June 15, 2025 to June 15, 2028, with an annual rent of RMB 400,050 ($56,916). The Company recognized this lease as an operating lease. The Company considers the renewal or termination option that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use asset and lease liability. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

F-24

The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2025
Operating lease ROU asset	$131,736

Operating lease liability - current	$52,306
Operating lease liability - non-current	110,260
Total operating lease liability	$162,566

As of December 31, 2025
Weighted-average remaining lease term (months)	29.5

Weighted-average discount rate	3.5%

A summary of lease cost recognized in Company’s consolidated financial statements and supplemental cash flow information for operating leases is as follows for the six months ended December 31, 2025:

2025
Operating lease cost	$14,859
Cash paid for operating lease	$-

A summary of maturity of operating lease liabilities under the Company’s non-cancelable operating leases as of December 31, 2025 is as follows:

For the six months ending December 31,
2026	$56,916
2027	56,916
2028	56,916
Total lease payments	170,748
Less: imputed interest	(8,182)
Present value of operating lease liability	$162,566

NOTE 14 – RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025:

Name of related parties	Relationship with the Group
Huang Feng	Ultimate majority shareholder of the Company, CEO and Chairman of the Board

F-25

The following are related party balances which are non-interest bearing as of December 31, 2025 and June 30, 2025:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Amounts due to related parties:
Huang Feng (1)	$183,746	$210,490
Total	$183,746	$210,490

(1)	The balances represent primarily business expenses paid on behalf of the Company.

NOTE 15 — EQUITY

Share Consolidation

On December 30, 2025, the shareholders of the Company approved the authorization for share consolidation. Pursuant to such authorization, the Board of Directors determined to effect a share consolidation at a ratio of one-for-one hundred, whereby each of the Company’s issued and unissued Class A and Class B ordinary shares with a par value of $0.0001 per share was consolidated into one ordinary share with a par value of $0.01 per share, with fractional shares rounded up. Prior to the share consolidation, the number of authorized ordinary shares was 500,000,000; following the share consolidation, the number of authorized ordinary shares is 5,000,000. The Company’s ordinary shares commenced trading on the NASDAQ Stock Market on a post-consolidation basis effective March 27, 2026.

Increase of authorized share capital.

On December 22, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “Private Placement”) of an aggregate of 120,000,000 (1,200,000 shares post share consolidation) class A ordinary shares of the Company, par value $0.0001 ($0.01 post share consolidation) per share, at the subscription price of $0.25 ($25 post share consolidation) per share. In connection with the Private Placement, the Company received RMB 210 million (approximately $29.9 million) and issued 120,000,000 (1,200,000 shares post share consolidation) shares of Class A ordinary shares to the investors on December 25, 2025.

On December 30, 2025, the shareholders of the Company approved a share capital increase plan. The authorized share capital of the Company was increased from $50,000 to a maximum of $1,750,000,000, conditional upon the effectiveness of the share consolidation (1-for-100 share consolidation) which was completed on March 27, 2026. The par value per share was maintained at $0.01, consistent with the par value following the share consolidation.

Subsequent to the share capital increase, the authorized number of Class A ordinary shares was increased from 4,500,000 to 3,150,000,000 with a par value of $0.01 per share, while the authorized number of Class B ordinary shares remained unchanged at 500,000.

Non-controlling interests consisted of the following:

	December 31, 2025
	Yangzhou Bangshijie	Nanjing Bangshijie	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Deficit	$(3,050)	$(65,192)	$(68,242)
Accumulated other comprehensive income	130	1,974	2,104
Total non-controlling interests	$(2,920)	$(63,218)	$(66,138)

	June 30, 2025
	Yangzhou Bangshijie	Nanjing Bangshijie	Total

Deficit	$(2,999)	$(63,875)	$(66,874)
Accumulated other comprehensive income	182	3,111	3,293
Total non-controlling interests	$(2,817)	$(60,764)	$(63,581)

F-26

Yangzhou Bangshijie is a limited liability company incorporated on December 2, 2019, under the laws of China; Li Bang Kitchen Appliance holds a 90% equity interest. Nanjing Bangshijie is a limited liability company incorporated on November 25, 2019, under the laws of China; Li Bang Kitchen Appliance holds a 95% equity interest.

No capital contributions were received from non-controlling shareholders during the six months ended December 31, 2025 and 2024.

NOTE 16 – OTHER INCOME, NET

Other income, net consisted of the following:

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Interest income	$148,611	$80,539
Income from non-project installation and maintenance services	29,502	29,725
Rental income, net (1)	59,088	66,531
Brand charge	6,178	1,341
Waste sales	19,392	17,422
Government subsidies (2)	10,048	10,225
Other expense	(8,750)	(11,200)
Total other income, net	$264,069	$194,583

(1)

On February 10, 2021, Wuxi Li Bang leased the property at No. 179 Xizhang Road, Gushan Town to Jiangyin Shuaina Home Furniture Technology Co., Ltd for six years and the rent is RMB3,750,000 (US$521,674) in total. The rent is paid yearly, RMB600,000 ($83,468) for the first three years and RMB650,000 ($90,423) for the following three years.

On February 1, 2022, Wuxi Li Bang leased part of the property at No. 190 Xizhang Road, Gushan Town, Jiangyin City to Leiluo Intelligent Technology (Jiangsu) Co., Ltd. for three years and the rent is RMB1,800,000 ($250,403) in total, and the annual rent is RMB600,000 ($83,468). On January 1, 2025, Wuxi Li Bang and Leiluo Intelligent Technology (Jiangsu) Co., Ltd. renewed lease for an additional three-year term, from January 1, 2025 to January 1, 2027, with annual rent of RMB 480,000 ($68,290).

(2)	In 2023, Li Bang Kitchen Appliance was recognized as an advanced manufacturing enterprise by the local government and enjoyed preferential value-added tax deduction since fiscal year 2024.

NOTE 17 – TAXES

Corporation income taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income from the location in which each entity is domiciled.

Li Bang International is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

Li Bang HK is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

The Company’s subsidiaries incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”). Each subsidiary in the PRC must file its own tax returns as consolidated returns are not permitted in the PRC.

F-27

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Wuxi Li Bang was approved as an HNTE in November 2016 and was re-approved in December 2019. Wuxi Li Bang is entitled to a reduced income tax rate of 15% and can benefit from the reduced income tax rate until December 2022. Li Bang Kitchen Appliance obtained the recognition of HNTE instead of Wuxi Li Bang on October 12, 2022. With the extension of the preferential rate of 15% to October 2025, Li Bang Kitchen Appliance renewed its HNTE certification for another three years in November 2025.

Loss before provision for income taxes consisted of:

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Outside China	$(468,840)	$(302,695)
China	(260,722)	(890,638)
Loss before income taxes	$(729,562)	$(1,193,333)

Income tax (benefit) expense consisted of the following:

	For the Six Months Ended December 31,
	2025	2023
	(Unaudited)	(Unaudited)
Current
China	$(65,340)	$47
Deferred
China	(80,923)	(67,465)
Income tax benefit	$(146,263)	$(67,418)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates for the six months ended December 31:

	For the Six Months Ended December 31,
	2025		2024
	(Unaudited)		(Unaudited)
Income tax at expected tax rates	$(182,391)	25.0%	$(298,332)	25.0%
Non-deductible expenses	38,725	(5.3)%	47,761	(4.0)%
Effect of PRC preferential tax rate(1)	72,257	(9.9)%	(28,043)	2.3%
Non-PRC entities not subject to PRC tax	117,210	(16.1)%	75,674	(6.3)%
Allowance for deferred tax assets (2)	(199,486)	27.3%	128,725	(10.8)%
Other	7,422	(1.0)%	6,797	(0.6)%
Effective tax rate	$(146,263)	20.0%	$(67,418)	5.6%

(1)

Li Bang Kitchen Appliance obtained recognition of HNTE on October 12,2022 and it is entitled to the preferential income tax rate of 15%.

Effective tax rate decreased by 9.9% for the six months ended December 31, 2025 due to the effect of preferential tax policies. Effective tax rate increased by 2.3% for the six months ended December 31, 2024 since net income generated by Li Bang Kitchen Appliance was offset by the losses of other subsidiaries of the Company.

(2)

For the six months ended December 31, 2025, the profits generated by Wuxi Li Bang and Suzhou Deji were used to offset prior-year loss carryforwards. As a result, the valuation allowance previously recorded on loss carryforwards was reversed, which increased the effective tax rate.

The Company incurred net loss of $1.13 million for the six months ended December 31, 2024. Since the Company may not generate sufficient future taxable income to utilize its net operating loss carryforwards, management recognized a full allowance for its deferred income tax assets.

F-28

Deferred tax assets:

	December 31,	June 30,
	2025	2025
	(Unaudited)
Allowance for expected credit losses	$784,701	$690,158

Taxes Payable:

Taxes payable consisted of the following:

	December 31,	June 30,
	2025	2025
	(Unaudited)
VAT	$746,638	$938,643
Income taxes	2,212,596	2,238,075
Dividend withholding	89,755	88,128
Other	12,182	3,570
Total	$3,061,171	$3,268,416

Other taxes payable consists mainly of tax obligations related to city construction taxes, education funds and withholding taxes related to dividends distributed to the Company’s shareholders.

NOTE 18 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Major customers

Details of customers accounting for 10% or more of the Company’s net revenues are as follows:

	For the Six Months Ended December 31,
	2025		2024
	(Unaudited)		(Unaudited)
Customer A	$-	-	1,666,092	35.3%
Customer B	-	-	967,876	20.5%
Customer C	2,713,159	43.2%	$-	-
Customer D	991,454	15.8%	-	-
Customer E	745,053	11.9%	-	-
Total	$4,449,666	70.9%	$2,633,968	55.8%

F-29

Details of customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	December 31,		June 30,
	2025		2025
	(Unaudited)
Customer C	$3,099,020	17.8%	$-	-%
Total	$3,099,020	17.8%	$-	-%

Major suppliers

As of December 31, 2025 and June 30, 2025, no supplier accounted for more than 10% of the Company’s total purchases.

Details of vendors which accounted for 10% or more of the Company’s accounts payable are as follows

	December 31,		June 30,
	2025		2025
	(Unaudited)
Vendor A	$2,281,391	33.9%	$-	-%
Total	$2,281,391	33.9%	$-	-%

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the condensed consolidated financial statements. As of December 31, 2025 and June 30, 2025, the Company was not aware of any litigation or proceedings against it.

Warranties

In connection with the Company’s sales and installations, it provides warranties from 1 to 5 years for its products. The Company accepts product returns and exchange requests if the design size is not consistent with the on-site size or some small equipment specifications and models need to be changed. The Company has not experienced any material warranty claims.

Employment agreements

We entered into an employment agreement with each of our executive officers and employee directors. Each of them is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. The chief executive officer and employee director may resign at any time with advance written notice.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Executive Officer, Mr. Huang Feng, for three years. The position shall be up for re-appointment every year by the board of directors (“BOD”). Mr. Huang is entitled to $30,000 for each calendar year, payable quarterly.

On April 28, 2024, Li Bang International entered into an employment agreement with our Chief Financial Officer, Mr. Xia Liang, for three years. The position shall be up for re-appointment every year by the BOD Mr. Xia is entitled to $30,000 for each calendar year, payable monthly.

On December 16, 2024, Li Bang International entered into an employment agreement with our Chief Operating Officer, Mr. Wu Jianhua, for three years. The position is up for re-appointment every year by the BOD. Mr. Wu is entitled to $30,000 for each calendar year, payable quarterly.

F-30

On May 14, 2022, Ms. Li Funa, a director, received and signed the offer letter provided by Li Bang International. The term shall continue until her successor is elected and qualified. The BOD may terminate the position as a director for any or no reason. The position is up for re-appointment every year by the BOD of the Company. Ms. Li is entitled to $30,000 for each calendar year, payable monthly.

Lease Obligations

The Company leases certain office premises and apartments for employees under operating lease agreements with various terms that are less than one year in duration. The Company made full payment for lease agreements in advance.

On June 12, 2025, the Company leased a land use right from Gushan Investment Co., Ltd. in Jiangyin for the construction of an intelligent kitchen manufacturing facility. The lease term is from June 15, 2025 to June 15, 2028. The Company recognized this lease as an operating lease and recognized a right-of-use asset and a lease liability. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Lease payments incurred during the construction period are capitalized as part of construction in progress.

Lease expense for the six months ended December 31, 2025 and 2024 was $43,374 and $30,431, respectively.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of this report.

Construction in process

On January 28, 2026, the main structure of the Company’s intelligent kitchen production facility was substantially completed. The facility is expected to commence operations in June 2026. At full capacity, the facility is expected to produce approximately 5,000 sets of intelligent kitchen equipment annually, significantly enhancing the Company’s manufacturing capabilities and product competitiveness.

Loans payable

On February 25, 2026, Wuxi Li Bang entered into a credit facility of RMB5 million ($711,359) with Jiangyin Rural Commercial Bank to finance its working capital requirements, with interest of 3.5% and a term of one year. Wuxi Li Bang drew down RMB5 million ($711,359) on March 2, 2025.

On February 25, 2026, Li Bang Kitchen Appliance obtained a working capital loan from Jiangyin Rural Commercial Bank, for RMB10 million ($1,422,718) with interest at 3.500%, which is due February 24, 2027.

On February 26, 2026, Wuxi Li Bang obtained a working capital loan from Jiangyin Rural Commercial Bank, for RMB10 million ($1,422,718) with interest at 3.500%, which is due February 25, 2027.

On March 3, 2025, Li Bang Kitchen Appliance obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank with a maturity date of March 2, 2026. The loan is guaranteed by Mr. Huang Feng and Ms. Li Funa. The loan was fully repaid on March 2, 2026.

On March 3, 2025, Wuxi Li Bang obtained a working capital loan of RMB10 million (approximately $1.4 million) from Jiangyin Rural Commercial Bank and due on March 2, 2026. The loan is guaranteed by Mr. Huang Feng and Ms. Li Funa. The loan was fully repaid on February 27, 2026.

On March 3, 2025, Wuxi Li Bang entered into a credit facility of RMB5 million ($711,359) with Jiangyin Rural Commercial Bank to finance its working capital requirements, with a term of one year (“RMB5M credit facility”). Wuxi Li Bang drew down RMB 1 million ($142,272) on October 15, 2025. The loan was fully repaid on January 3, 2026.

F-31

From the RMB5 million credit facility, Wuxi Li Bang drew down RMB 2 million ($284,544) on December 15, 2025. The loan was fully repaid on March 2, 2026.

On May 6, 2025, Wuxi Li Bang obtained a working capital loan of RMB 18 million (approximately $2.5 million) from Jiangyin Rural Commercial Bank, with a maturity date of May 5, 2026. On April 23, 2026, the loan was renewed without principal repayment, with the maturity date extended to April 21, 2027. The principal is repayable in a single lump sum upon maturity. The loan is guaranteed by Mr. Huang Feng and collateralized by real estate.

Equity transaction

On February 13, 2026, the Company entered into a sales agreement (the “Sales Agreement”) with a sales agent. Pursuant to the terms of the Sales Agreement, the Company may from time to time issue and sell, through the sales agent up to $20 million of the Company’s Class A ordinary shares, par value $0.0001 ($0.01 post share consolidation) per share. As of the date of this report, the Company has sold 166,646,300 (1,666,463 shares post share consolidation) ordinary shares via an at-the-market program under the Sales Agreement and raised $7.72 million in net proceeds.

Equity Investment

On April 17, 2026, Jiangsu Li Bang Intelligent Technology Co., Ltd., a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with the shareholders of Suzhou Yufengyuan Food Distribution Co., Ltd. (“Yufengyuan”). In connection with the equity transfer agreement, the Company would acquire a 51% equity interest in Yufengyuan for RMB 6.5 million and it is entitled to voting rights proportionate to its equity ownership. Under the terms of the agreement, the Company will pay the consideration in 2 equal installments, 50% upfront, with the remaining 50% to be paid after the completion of the change registration with the market regulation authority. The Company’s equity investment in Yufengyuan is a part of the Company’s strategic plan to expand into the food distribution sector.

Key Matters at Extraordinary General Meeting of Shareholders

On April 30, 2026, the shareholders of the Company approved resolutions to increase its share capital. The authorized share capital of the Company was increased from $31,505,000 to $35,000,000 by increasing the number of authorized Class B ordinary shares from 500,000 to 350,000,000. Following the increase, the authorized share capital of the Company was $35,000,000, divided into 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of $0.01.

The Company’s shareholders also approved a share capital reduction following the share capital increase, which reduced the par value of each Class A and Class B ordinary share from $0.01 to $0.00001, with the resulting credit transferred to a distributable reserve to offset accumulated losses. This was effected by a 1-for-1,000 share subdivision and a cancellation of excess unissued shares, resulting in authorized share capital of $35,000, divided into 3,150,000,000 Class A ordinary shares and 350,000,000 Class B ordinary shares, each with a par value of $0.00001.

The Company’s shareholders also approved a 1-for-200 share consolidation, under which every 200 ordinary shares will be consolidated into one ordinary share. The consolidation includes rounding up of fractional shares to the nearest whole share, amendment of the memorandum of association, and related filings. The board is authorized to determine the effective date of such share consolidation within two years.

NOTE 21 – PARENT COMPANY INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC Subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

F-32

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company was prepared using the same accounting policies as set out in the Company’s audited consolidated financial statements as of June 30, 2025, except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in loss of subsidiaries” on the condensed statements of loss.

As of December 31, 2025 and June 30, 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the condensed consolidated financial statements, if any.

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY BALANCE SHEETS

	As of December 31,	As of June 30,
	2025	2025
	(Unaudited)
ASSETS
Current assets:
Cash	$332,079	$595
Loans receivable	3,515,050	1,000,000
Due from WFOE *	30,000,000
Other receivables	255,319	150,503
Total current assets	34,102,448	1,151,098
Non-current assets:
Non-current loans receivable	-	3,515,050
Investment in subsidiaries	3,749,620	3,716,927
Total non-current assets	3,749,620	7,231,977

Total assets	$37,852,068	$8,383,075

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Other payables and other current liabilities	$610,100	$505,100
Total current liabilities	610,100	505,100

Total liabilities	610,100	505,100

Commitment and Contingencies	-	-

SHAREHOLDER’S EQUITY
Ordinary shares (par value $0.01 per share, 5,000,000 shares authorized, 187,480 shares issued and outstanding as of June 30, 2025) **	-	1,875
Class A Ordinary Shares (par value $0.01 per share, 4,500,000 shares authorized, 1,233,120 shares issued and outstanding as of December 31, 2025) **	12,331	-
Class B Ordinary Shares (par value $0.01 per share, 500,000 shares authorized, 154,360 shares issued and outstanding as of December 31, 2025) **	1,544	-
Subscription receivables	(1,699)	(1,699)
Additional paid-in capital	36,819,401	6,831,401
Statutory reserves	800,096	800,096
(Deficit)/retained earnings	(56,525)	525,406
Accumulated other comprehensive loss	(333,180)	(279,104)
Total equity	37,241,968	7,877,975

Total liabilities and shareholder’s equity	$37,852,068	$8,383,075

*	On December 25, 2025, WFOE received aggregate proceeds of RMB 210 million (approximately $29.9 million) from the private placement (Note 15).

**	The shares data are presented on a retroactive basis to reflect the 100 to 1 share consolidation (Note 15).

F-33

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Equity in loss of subsidiaries	$(113,231)	$(822,474)

Operating expenses:
General and administrative	(572,983)	(339,126)
Total Operating expenses	(572,983)	(339,126)

Other income:
Other income, net	104,283	36,562
Total other income, net	104,283	36,562

Net loss	(581,931)	(1,125,038)
Foreign currency translation adjustment	(54,076)	(34,516)
Comprehensive loss	$(636,007)	$(1,159,554)

F-34

LI BANG INTERNATIONAL CORPORATION INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(581,931)	$(1,125,038)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiaries	113,231	822,474
Other receivables	(104,816)	(36,999)
Other payables and other current liabilities	105,000	(23,750)
Net cash used in operating activities	(468,516)	(363,313)

Cash flows from investing activities
Loans to third parties	-	(4,515,050)
Proceeds from repayment of loans receivable from third parties	1,000,000	-
Purchases of long-term investments	(200,000)	(202,000)
Net cash provided by (used in) investing activities	800,000	(4,717,050)

Cash flows from financing activities
Net proceeds from initial public offering	-	5,327,949
Net cash provided by financing activities	-	5,327,949

Net increase in cash	331,484	247,586
Cash at the beginning of the period	595	-
Cash at the end of the period	$332,079	$247,586

F-35